Room 4561

February 20, 2007

Mr. Brian Maloy
Chief Financial Officer
Sento Corporation
420 East South Temple, Suite 400
Salt Lake City, Utah

> **Re: Sento Corporation**
> **Item 4.01 Form 8-K**
> **Filed February 16, 2007**
> **File No. 000-06425**

Dear Mr. Maloy:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note in your disclosure that there were no disagreements with your former accountant during the two most recent fiscal and the interim periods following the fiscal year ended March 31, 2006 and 2005. The disclosure should state more specifically whether during the registrant's two most recent fiscal years and <u>any subsequent interim period through the date of dismissal (February 9, 2007)</u> there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Revise your 8-K to disclose whether there were any disagreements during the two most recent fiscal years <u>up</u>

through the date of dismissal (February 9, 2007). In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-K.

2.   We also note you engaged a new accountant on February 6, 2007 and that you did not consult with your new accountant during the preceding two fiscal years and the interim periods since March 31, 2006. Similar to the previous comment, revise your 8-K to disclose whether there were any consultations with your new accountants during the preceding two fiscal years up through the date of engagement (February 6, 2007).

3.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional

Brian Maloy
Sento Corporation
February 20, 2007
Page 3

comments after reviewing your amendment and responses to our comments.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 or Kathleen Collins, Accounting Branch Chief (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Patrick Gilmore
Staff Accountant